Stern Brothers & Co.

Statement of Financial Condition
December 31, 2017
Available for Public Inspection

Stern Brothers & Co.
Index
December 31, 2017
Available for Public Inspection

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Stern Brothers & Co.
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stern Brothers & Co. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2007.

New York, New York
February 27, 2018

Stern Brothers & Co.
Statement of Financial Condition
December 31, 2017
Available for Public Inspection

Assets

Cash and cash equivalents	$ 913,281
Securities owned, at fair value	3,509,062
Receivable from clearing broker	5,314,057
Deposit with clearing broker	100,000
Other receivables, net	1,187,135
Accrued interest receivable from securities	51,295
Prepaid expenses and other assets	248,160
Deferred income taxes	71,146
Property and equipment, net	25,497
Total assets	**$ 11,419,633**

Liabilities and Stockholders' Equity

Liabilities

Payable to clearing broker	$ 3,477,777
Accounts payable	123,794
Accrued liabilities	1,401,712
Income tax payable	8,837
Deferred rent and revenue	24,084
Total liabilities	**5,036,204**

Commitments and contingent liabilities (Note 8)

Stockholders' equity

Common stock, $0.001 par value;	
10,000,000 shares authorized, 3,508,675 shares issued	3,509
Additional paid-in capital	3,109,505
Retained earnings	3,325,060
Treasury stock, at cost, 26,228 shares	(54,645)
Total stockholders' equity	**6,383,429**
Total liabilities and stockholders' equity	**$ 11,419,633**

The accompanying notes are an integral part of this financial statements.

1. **Corporate Operation**

Stern Brothers & Co. (the "Company") is a WBENC certified Women's Business Enterprise, a state of Missouri certified Women-owned Business Enterprise, a registered securities broker/dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The predominant businesses of the Company are underwriting bond offerings, providing financial services related to tax-exempt financing, and acting as principal in transactions for the purchase and sale of various types of debt securities. Securities traded for its account consist primarily of tax-exempt obligations.

The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all of the Company's securities transactions. Substantially, all of the Company's investments are held by the broker/dealer to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreement, a change in the clearing relationship could cause the Company to experience delays in purchases or sales of its investments.

2. **Summary of Significant Accounting Policies**

The following is a summary of the significant accounting policies used in the preparation of these financial statements:

A. Securities owned are carried at fair value. At year-end, these securities consist primarily of state and municipal bonds.

B. An allowance for doubtful accounts is established as needed for specific receivables which may be uncollectible. A receivable is charged off by management as a loss when deemed uncollectible, although collection efforts continue and recoveries may occur.

C. Proprietary securities transactions are recorded on the trade date, as if they had settled.

D. Prepaid expenses and others assets include rental deposits and other prepaid expenses.

E. Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization is removed from the accounts.

F. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

G. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

H. Treasury stock is accounted for using the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is reissued, the FIFO method is used.

I. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently issued, but not yet adopted accounting standards are as follows:

A. ASU 2016-01, *"Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities."* ASU 2016-1, among other things; (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income; (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; and (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements. ASU 2016-1 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on its financial statements.

B. ASU 2016-02, *"Leases (Topic 842)."* ASU 2016-02 has been issued which will amend existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with lessee accounting model and Topic 606, Revenue from Contracts with Customers. This ASU is effective for the Company on January 1, 2019 and is not expected to have a material effect on the Company's financial statements or financial position. Based on the Company's current leasing commitments, the only expected effect will be a grossing up of the balance sheet.

3. **Other Receivables, Net**

Other receivables at December 31, 2017 consist of the following:

Remarketing fees receivable	$ 622,146
Underwriting, advisory and other receivables	490,614
Related party receivable	92,495
	1,205,255
Less allowance for doubtful accounts	18,120
	$ 1,187,135

The related party receivable consists of one demand note. The fair value of the related party receivable approximate its amortized cost.

4. **Borrowings**

Bank borrowings

The Company maintains a credit facility with Parkside Financial Bank & Trust. The facility is unsecured and permits the Company to draw on the credit facility in amounts up to $3,000,000. The interest rate on borrowings under this credit facility is the greater of 5 percent or a fluctuating rate equal to 50 basis points plus the Parkside Financial Bank & Trust's prime rate, which was 4.50 percent at December 31, 2017. There were no outstanding borrowings under this credit facility at December 31, 2017. The credit facility expires on March 23, 2018 and contains customary representations and warranties, covenants, and events of default. The Company believes that circumstances that might give rise to breach of these covenants or an event or default as specified in the credit facilities are remote.

Clearing broker borrowings

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $100,000, and all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the Agreement. The accounts bear interest at 75 basis points plus the clearing broker's cost of funds. There was $3,486,013 of investments in the accounts at December 31, 2017. The payable to the clearing broker includes $8,236 of unrealized gains in the aforementioned investments less other charges at December 31, 2017.

5. **Income Taxes**

At January 1, 2017 and December 31, 2017, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The components of the deferred income taxes as of December 31, 2017 are as follows:

Deferred income tax asset:	
AMT tax credit carry forwards	$ 52,695
Net operating loss carry forwards	5,273
Deferred rent and revenue	5,779
Allowance for doubtful accounts	4,348
Accumulated depreciation	1,909
Other	1,142
	$ 71,146

The Company is subject to U.S. federal income tax as well as income tax of the state of Missouri, and various other states. The Company is no longer subject to examination by taxing authorities for years before 2014.

On December 22, 2017, H.R.1, commonly known as the Tax Cuts and Jobs Act (the "Act"), was signed into law. The Act includes many provisions that will affect our income tax expense, including reducing our federal tax rate from 34% to 21% effective January 1, 2018.

6. **Property and Equipment**

The major components of property and equipment at December 31, 2017 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 198,689	7 years
Office equipment	299,819	3-5 years
Leasehold improvements	53,179	Life of lease
	551,687	
Less accumulated depreciation and amortization	526,190	
Property and equipment, net	$ 25,497	

7. **Stockholders' Equity**

From time to time, the Board of Directors authorizes the Company to purchase and resell its common stock.

8. **Commitments and Contingent Liabilities**

The Company is a party to operating lease agreements for the rental of office space that expire in various years. Rent expense is recognized on a straight-line basis over the life of the lease rather than in accordance with the actual lease payments. Deferred rent and revenue represents the adjustments to future rents as a result of using the straight-line method as well as revenue collected but not earned as of December 31, 2017.

At December 31, 2017, future minimum lease payments under the operating leases are approximately as follows:

Year ending December 31,

2018	$ 260,720
2019	164,114
	$ 424,834

In the normal course of its business, the Company may be contingently liable to its clearing broker/dealer for specified potential losses such as the margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The maximum potential amount of future payments that the Company could be required to make under these circumstances cannot be estimated. Based on historical experience, the Company believes that it is unlikely it will have any payments related to these items and that any payments would be immaterial and accordingly has not recorded any obligation in its financial statements related to these items.

9. **Net Capital Requirement**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At December 31, 2017, the Company had net capital and minimum net capital required of $5,104,305 and $102,290, respectively. The Company's percentage of aggregate indebtedness to net capital was 30.06 percent at December 31, 2017. The Company claims exemption from certain requirements pursuant to paragraph (k)(2)(ii) of Rule 15c3-3. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

10. **Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk**

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to the Agreement. At December 31, 2017, all of the non-equity securities owned, which are presented on the accompanying Statement of Financial Condition, are positions with and amounts due principally from the clearing broker, who is a member of a nationally recognized exchange. The Company also maintains a $100,000 deposit with its clearing broker and has a receivable of $5,314,057 as of December 31, 2017. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk. Also, at December 31, 2017, the Company has cash of $908,750 deposited at Parkside Financial Bank & Trust.

11. **Fair Value Measurements**

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities owned

The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2). Inputs to the matrix pricing include recent transactions of similar securities and other observable market data.

Securities owned measured at fair value on a recurring basis are summarized below as of December 31, 2017:

Financial Assets	Fair value	Quote prices in active markets for identical assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State/political subdivisions:				
AAA rated	$ 124,330	$ -	$ 124,330	$ -
AA rated	2,370,060	-	2,370,060	-
A rated	863,248		863,248	
Corporate Bonds	128,375	-	128,375	-
Equity securities:				
Corporate Equity	23,049	23,049	-	-
Total securities owned	$ 3,509,062	$ 23,049	$ 3,486,013	$ -

12. **Risks and Uncertainties**

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition, operations and stockholders' equity. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.